UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number 000-12713

NEC Corporation

(Translation of registrant’s name into English)

7-1, Shiba 5-chome

Minato-ku, Tokyo 108-8001

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	October 30, 2020

NEC Corporation

By:	/s/ Tetsuo Mukunoki
Name:	Tetsuo Mukunoki
Title:	General Manager, Legal Division

Condensed Interim Consolidated Financial Statements

for the Six-Month Period Ended September 30, 2020

1.	Overview of Business Results

NEC has revised its operating segments from the fiscal year ending March 31, 2021. Figures for the corresponding period of the previous fiscal year have been restated to conform to the new segments.

“Adjusted operating profit (loss)” is an indicator for measuring underlying profitability in order to clarify the contribution of acquired companies to NEC’s overall earnings. It is measured by deducting amortization of intangible assets recognized as a result of M&A and expenses for acquisition of companies (financial advisory fees and other fees.) from operating profit (loss). Also, “Adjusted net profit (loss) attributable to owners of the parent” is an indicator for measuring underlying profitability attributable to owners of the parent. It is measured by deducting adjustment items of operating profit (loss) and corresponding amount of tax and non-controlling interests from net profit (loss) attributable to owners of the parent.

(1) Overview of Operating Results

The world economy and the Japanese economy both deteriorated significantly during the six-month period ended September 30, 2020, due to the effects of restrictions on personal movement and suspension of sales and production activities due to the global pandemic of new coronavirus (“COVID-19”). Even after the lifting of restrictions on personal movement, the pace of improvement slowed down mainly due to self-restraint of economic activity.

Under this business environment, the NEC Group recorded consolidated revenue of 1,315.0 billion JPY for the six-month period ended September 30, 2020, a decrease of 134.0 billion JPY (-9.2%) year-on-year. This decrease was mainly due to decreased revenue in the Enterprise business, the Public Solutions business and the Global business.

Regarding profitability, operating profit worsened by 26.9 billion JPY year-on-year, to an operating profit of 20.0 billion JPY, mainly due to decreased revenue, despite improvement in selling, general and administrative expenses from the efficiency on expenditure, in addition to improvement in other operating income from gain on sales of subsidiaries. Adjusted operating profit worsened by 26.3 billion JPY year-on-year, to an adjusted operating profit of 29.0 billion JPY.

Profit before income taxes was a profit of 19.4 billion JPY, a year-on-year worsening of 26.8 billion JPY, mainly due to worsened operating profit.

Net profit attributable to owners of the parent was a profit of 11.0 billion JPY, a worsening of 18.2 billion JPY year-on-year. This was primarily due to worsened profit before income taxes. Adjusted net profit attributable to owners of the parent worsened by 17.7 billion JPY year-on-year, to an adjusted net profit attributable to owners of the parent of 16.6 billion JPY.

Segment results are as follows, revenue by segment is revenue from external customers.

a.	Public Solutions Business

In the Public Solutions business, revenue was 177.1 billion JPY, a decrease of 30.1 billion JPY (-14.5%) year-on-year, mainly due to decreased sales in sectors that include healthcare and regional industries, as well as reduced renewal demand for business PCs.

Adjusted operating profit (loss) worsened by 5.3 billion JPY year-on-year, to an adjusted operating profit of 4.6 billion JPY, mainly due to decreased sales.

b.	Public Infrastructure Business

In the Public Infrastructure business, revenue was 281.6 billion JPY, a decrease of 17.6 billion JPY (-5.9%) year-on-year, mainly due to decreased sales in sectors that include aerospace and defense, as well as decreased sales at consolidated subsidiaries.

Adjusted operating profit (loss) worsened by 7.7 billion JPY year-on-year, to an adjusted operating profit of 16.6 billion JPY, mainly due to decreased profit at consolidated subsidiaries.

c.	Enterprise Business

In the Enterprise business, revenue was 238.1 billion JPY, a decrease of 50.1 billion JPY (-17.4%) year-on-year, due to reduced IT investments in the manufacturing, retail and service sectors, in addition to decreased sales of large-scale projects as compared with the corresponding period of the previous year and reduced renewal demand for business PCs.

Adjusted operating profit (loss) worsened by 7.3 billion JPY year-on-year, to an adjusted operating profit of 18.0 billion JPY, mainly due to decreased sales.

d.	Network Services Business

In the Network Services business, revenue was 225.5 billion JPY, an increase of 11.1 billion JPY (+5.2%) year-on-year, mainly due to increased sales at consolidated subsidiaries.

Adjusted operating profit (loss) worsened by 2.9 billion JPY year-on-year, to an adjusted operating profit of 6.2 billion JPY, mainly due to growing 5G investment, despite increased sales.

e.	Global Business

In the Global business, revenue was 219.3 billion JPY, a decrease of 24.0 billion JPY (-9.9%) year-on-year, mainly due to decreased sales in the display and wireless backhaul areas, in addition to the termination of part of KMD’s business, which was expected from the time of its acquisition, despite increased sales of submarine systems.

Adjusted operating profit (loss) worsened by 4.4 billion JPY year-on-year, to an adjusted operating loss of 3.3 billion JPY, mainly due to decreased sales.

f.	Others

In the Others, revenue was 173.4 billion JPY, a decrease of 23.3 billion JPY (-11.8%) year-on-year.

Adjusted operating profit (loss) worsened by 6.7 billion JPY year-on-year, to an adjusted operating profit of 7.2 billion JPY.

Total assets were 3,025.9 billion JPY as of September 30, 2020, a decrease of 97.3 billion JPY as compared with the end of the previous fiscal year. Current assets as of September 30, 2020 decreased by 108.7 billion JPY compared with the end of the previous fiscal year to 1,590.3 billion JPY, mainly due to the collection of trade and other receivables, despite increased inventories. Non-current assets as of September 30, 2020 increased by 11.3 billion JPY compared with the end of the previous fiscal year to 1,435.7 billion JPY. This was mainly due to an increase in other financial assets resulting from the rising market value of equity securities.

Total liabilities as of September 30, 2020 decreased by 179.7 billion JPY compared with the end of the previous fiscal year to 1,829.0 billion JPY. This was mainly due to a decrease in trade and other payables from the payment of materials cost and a decrease in interest-bearing debt from repayments. The balance of interest-bearing debt amounted to 631.0 billion JPY, a decrease of 44.5 billion JPY as compared with the end of the previous fiscal year. The debt-equity ratio as of September 30, 2020 was 0.64 (an improvement of 0.10 points as compared with the end of the previous fiscal year). The balance of net interest-bearing debt as of September 30, 2020, calculated by offsetting the balance of interest-bearing debt with the balance of cash and cash equivalents, amounted to 259.6 billion JPY, a decrease of 56.6 billion JPY as compared with the end of the previous fiscal year. The net debt-equity ratio as of September 30, 2020 was 0.26 (an improvement of 0.09 points as compared with the end of the previous fiscal year).

Total equity was 1,196.9 billion JPY as of September 30, 2020, an increase of 82.4 billion JPY as compared with the end of the previous fiscal year, mainly due to the execution of issuance of new shares by way of third-party allotment to Nippon Telegraph and Telephone Corporation (“NTT Corporation”), the increase in other components of equity resulting from the rising market value of equity securities, and the recognition of net profit for the six-month period ended September 30, 2020, despite payment of dividends.

As a result, total equity attributable to owners of the parent (total equity less non-controlling interests) as of September 30, 2020 was 993.2 billion JPY, and the ratio of equity attributable to owners of the parent was 32.8% (an improvement of 3.7 points as compared with the end of the previous fiscal year).

(2) Overview of Cash Flows

Net cash inflows from operating activities for the six-month period ended September 30, 2020 were 63.9 billion JPY, a year-on-year worsening of 41.4 billion JPY, mainly due to worsened profit before income taxes, despite improved working capital.

Net cash outflows from investing activities for the six-month period ended September 30, 2020 were 34.2 billion JPY, a decrease of 15.5 billion JPY year-on-year, mainly due to proceeds from sales of subsidiaries.

As a result, free cash flows (the sum of cash flows from operating activities and investing activities) for the six-month period ended September 30, 2020 totaled a cash inflow of 29.7 billion JPY, a year-on-year worsening of 25.9 billion JPY.

Net cash flows from financing activities for the six-month period ended September 30, 2020 totaled a cash outflow of 14.3 billion JPY, mainly due to redemption of bonds, repayments of lease liabilities and dividends paid, despite proceeds from issuance of common shares and proceeds from issuance of bonds.

As a result, cash and cash equivalents as of September 30, 2020 amounted to 371.4 billion JPY, an increase of 12.2 billion JPY as compared with the end of the previous fiscal year.

2.	Condensed Interim Consolidated Financial Statements for the Six-Month Period Ended September 30, 2020

(1) Condensed Interim Consolidated Statements of Financial Position as of March 31 and September 30, 2020

	JPY (millions)
	Notes	March 31, 2020	September 30, 2020
Assets
Current assets
Cash and cash equivalents	12	359,252	371,409
Trade and other receivables	12	737,484	487,927
Contract assets		247,625	304,437
Inventories		199,326	239,992
Other financial assets	12	5,584	5,839
Other current assets		108,436	129,151

Subtotal		1,657,707	1,538,755
Assets held for sale	6	41,210	51,512

Total current assets		1,698,917	1,590,267
Non-current assets
Property, plant and equipment, net		558,077	553,163
Goodwill		182,334	191,767
Intangible assets, net		199,093	197,493
Investments accounted for using the equity method		74,092	68,490
Other financial assets	12	219,326	245,226
Deferred tax assets		165,183	154,213
Other non-current assets		26,232	25,308

Total non-current assets		1,424,337	1,435,660

Total assets		3,123,254	3,025,927

	JPY (millions)
	Notes	March 31, 2020	September 30, 2020
Liabilities and equity
Liabilities
Current liabilities
Trade and other payables	12	460,881	373,065
Contract liabilities		195,152	199,182
Bonds and borrowings	12	154,992	65,934
Accruals	12	191,440	184,450
Lease liabilities		47,085	46,185
Other financial liabilities	12	14,995	14,668
Accrued income taxes		12,624	7,526
Provisions		59,412	52,581
Other current liabilities		55,153	33,110

Subtotal		1,191,734	976,701

Liabilities directly associated with assets held for sale	6	30,133	23,190

Total current liabilities		1,221,867	999,891
Non-current liabilities
Bonds and borrowings	12	364,828	416,646
Lease liabilities		108,514	102,202
Other financial liabilities	12	42,402	33,714
Net defined benefit liabilities		224,469	233,804
Provisions		12,369	10,153
Other non-current liabilities		34,282	32,633

Total non-current liabilities		786,864	829,152

Total liabilities		2,008,731	1,829,043
Equity
Share capital		397,199	427,831
Share premium		139,735	170,119
Retained earnings		436,361	436,976
Treasury shares		(4,157)	(1,562)
Other components of equity	7	(58,464)	(40,170)

Total equity attributable to owners of the parent		910,674	993,194
Non-controlling interests		203,849	203,690

Total equity		1,114,523	1,196,884

Total liabilities and equity		3,123,254	3,025,927

See accompanying notes to condensed interim consolidated financial statements.

(2) Condensed Interim Consolidated Statements of Profit or Loss and Comprehensive Income for the Six-Month Period Ended September 30, 2019 and 2020

Condensed Interim Consolidated Statements of Profit or Loss for the Six-Month Period Ended September 30, 2019 and 2020

	JPY (millions)
	Notes	2019	2020
Revenue	9	1,448,993	1,315,030
Cost of sales		1,042,268	960,314

Gross profit		406,725	354,716
Selling, general and administrative expenses		359,539	346,252
Other operating income (expenses)		(330)	11,509

Operating profit		46,856	19,973
Finance income	10	4,385	3,057
Finance costs	10	8,733	5,182
Share of profit of entities accounted for using the equity method		3,607	1,515

Profit before income taxes		46,115	19,363
Income taxes		13,295	6,049

Net profit		32,820	13,314

Net profit attributable to:
Owners of the parent		29,162	11,008
Non-controlling interests		3,658	2,306

Total		32,820	13,314

Earnings per share attributable to owners of the parent:
Basic earnings per share (JPY)	11	112.30	41.53
Diluted earnings per share (JPY)	11	112.30	41.53

See accompanying notes to condensed interim consolidated financial statements.

Condensed Interim Consolidated Statements of Comprehensive Income for the Six-Month Period Ended September 30, 2019 and 2020

	JPY (millions)
	Notes	2019	2020
Net profit		32,820	13,314
Other comprehensive income, net of tax
Items that will not be reclassified to profit or loss
Equity instruments designated as measured at fair value through other comprehensive income		(5,470)	16,255
Remeasurements of defined benefit plans		—	(2,122)
Share of other comprehensive income of entities accounted for using the equity method		6	186

Total items that will not be reclassified to profit or loss		(5,464)	14,319
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(16,266)	4,984
Cash flow hedges		(19)	417
Share of other comprehensive income of entities accounted for using the equity method		(160)	39

Total items that may be reclassified subsequently to profit or loss		(16,445)	5,440

Total other comprehensive income, net of tax		(21,909)	19,759

Total comprehensive income		10,911	33,073

Total comprehensive income attributable to:
Owners of the parent		10,132	29,302
Non-controlling interests		779	3,771

Total		10,911	33,073

Condensed Interim Consolidated Statements of Profit or Loss for the Three-Month Period Ended September 30, 2019 and 2020

	JPY (millions)
	Notes	2019	2020
Revenue		795,138	727,301
Cost of sales		569,185	522,503

Gross profit		225,953	204,798
Selling, general and administrative expenses		183,927	176,462
Other operating income (expenses)		1,448	1,911

Operating profit		43,474	30,247
Finance income		1,105	448
Finance costs		4,542	2,779
Share of profit of entities accounted for using the equity method		2,333	1,063

Profit before income taxes		42,370	28,979
Income taxes		12,142	9,285

Net profit		30,228	19,694

Net profit attributable to:
Owners of the parent		25,897	16,010
Non-controlling interests		4,331	3,684

Total		30,228	19,694

Earnings per share attributable to owners of the parent:
Basic earnings per share (JPY)	11	99.73	59.47
Diluted earnings per share (JPY)	11	99.73	59.47

See accompanying notes to condensed interim consolidated financial statements.

Condensed Interim Consolidated Statements of Comprehensive Income for the Three-Month Period Ended September 30, 2019 and 2020

	JPY (millions)
	Notes	2019	2020
Net profit		30,228	19,694
Other comprehensive income, net of tax
Items that will not be reclassified to profit or loss
Equity instruments designated as measured at fair value through other comprehensive income		1,357	929
Remeasurements of defined benefit plans		—	(2,122)
Share of other comprehensive income of entities accounted for using the equity method		28	(120)

Total items that will not be reclassified to profit or loss		1,385	(1,313)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(7,916)	2,100
Cash flow hedges		(11)	450
Share of other comprehensive income of entities accounted for using the equity method		(64)	2

Total items that may be reclassified subsequently to profit or loss		(7,991)	2,552

Total other comprehensive income, net of tax		(6,606)	1,239

Total comprehensive income		23,622	20,933

Total comprehensive income attributable to:
Owners of the parent		20,685	16,645
Non-controlling interests		2,937	4,288

Total		23,622	20,933

(3) Condensed Interim Consolidated Statements of Changes in Equity for the Six-Month Period Ended September 30, 2019 and 2020

	JPY (millions)
		Equity attributable to owners of the parent						Non- controlling interests	Total equity
	Notes	Share capital	Share premium	Retained earnings	Treasury shares	Other components of equity	Total
As of April 1, 2019		397,199	138,824	354,582	(3,547)	(28,119)	858,939	200,742	1,059,681

Net profit		—	—	29,162	—	—	29,162	3,658	32,820
Other comprehensive income		—	—	—	—	(19,030)	(19,030)	(2,879)	(21,909)

Comprehensive income		—	—	29,162	—	(19,030)	10,132	779	10,911
Purchase of treasury shares		—	—	—	(654)	—	(654)	—	(654)
Disposal of treasury shares		—	(0)	—	60	—	60	—	60
Cash dividends	8	—	—	(10,393)	—	—	(10,393)	(2,553)	(12,946)
Put option, written over shares held by a non-controlling interest shareholder		—	630	—	—	—	630	—	630
Changes in interests in subsidiaries		—	(10)	—	—	—	(10)	291	281

Total transactions with owners		—	620	(10,393)	(594)	—	(10,367)	(2,262)	(12,629)

As of September 30, 2019		397,199	139,444	373,351	(4,141)	(47,149)	858,704	199,259	1,057,963

	JPY (millions)
		Equity attributable to owners of the parent						Non- controlling interests	Total equity
	Notes	Share capital	Share premium	Retained earnings	Treasury shares	Other components of equity	Total
As of April 1, 2020		397,199	139,735	436,361	(4,157)	(58,464)	910,674	203,849	1,114,523

Net profit		—	—	11,008	—	—	11,008	2,306	13,314
Other comprehensive income		—	—	—	—	18,294	18,294	1,465	19,759

Comprehensive income		—	—	11,008	—	18,294	29,302	3,771	33,073
Issuance of new shares		30,632	30,374	—	—	—	61,006	—	61,006
Purchase of treasury shares		—	—	—	(610)	—	(610)	—	(610)
Disposal of treasury shares		—	20	—	3,205	—	3,225	—	3,225
Cash dividends	8	—	—	(10,393)	—	—	(10,393)	(3,532)	(13,925)
Changes in interests in subsidiaries		—	(9)	—	—	—	(9)	(398)	(407)

Total transactions with owners		30,632	30,385	(10,393)	2,595	—	53,219	(3,930)	49,289

As of September 30, 2020		427,831	170,119	436,976	(1,562)	(40,170)	993,194	203,690	1,196,884

See accompanying notes to condensed interim consolidated financial statements.

(4) Condensed Interim Consolidated Statements of Cash Flows for the Six-Month Period Ended September 30, 2019 and 2020

	JPY (millions)
	Notes	2019	2020
Cash flows from operating activities
Profit before income taxes		46,115	19,363
Depreciation and amortization		79,473	80,946
Impairment loss		3,047	265
(Decrease) in provisions		(10,902)	(9,907)
Finance income	10	(4,385)	(3,057)
Finance costs	10	8,733	5,182
Share of profit of entities accounted for using the equity method		(3,607)	(1,515)
Decrease in trade and other receivables		156,043	241,763
(Increase) in inventories		(39,316)	(38,413)
(Decrease) in trade and other payables		(35,458)	(84,231)
Other, net		(86,775)	(136,089)

Subtotal		112,968	74,307
Interest and dividends received		4,683	3,394
Interest paid		(4,267)	(3,827)
Income taxes paid		(8,042)	(9,944)

Net cash provided by operating activities		105,342	63,930
Cash flows from investing activities
Purchases of property, plant and equipment		(40,793)	(33,903)
Proceeds from sales of property, plant and equipment		2,355	4,610
Acquisitions of intangible assets		(8,091)	(4,692)
Purchase of equity instruments designated as measured at fair value through other comprehensive income		(757)	(1,867)
Proceeds from sales of equity instruments designated as measured at fair value through other comprehensive income		7,434	879
Purchase of shares of newly consolidated subsidiaries		(5,751)	(4,594)
Increase in cash flows resulting in change in scope of consolidation, net of consideration transferred		52	—
Proceeds from sales of subsidiaries		—	6,111
Purchases of investments in associates or joint ventures		(266)	(210)
Proceeds from sales of investments in associates or joint ventures		1,610	328
Other, net		(5,500)	(857)

Net cash used in investing activities		(49,707)	(34,195)

	JPY (millions)
	Notes	2019	2020
Cash flows from financing activities
(Decrease) in short-term borrowings, net		(16,636)	(34,064)
Proceeds from long-term borrowings		35,774	20,100
Repayments of long-term borrowings		(41,561)	(1,017)
Proceeds from issuance of bonds		—	35,000
Redemption of bonds		—	(55,000)
Repayments of lease liabilities		(26,482)	(28,239)
Proceeds from issuance of new shares		—	60,893
Dividends paid	8	(10,398)	(10,400)
Dividends paid to non-controlling interests		(2,553)	(3,530)
Proceeds from disposal of treasury shares		60	3,225
Other, net		(14)	(1,259)

Net cash used in financing activities		(61,810)	(14,291)

Effect of exchange rate changes on cash and cash equivalents		(3,660)	(351)

Net (decrease) increase in cash and cash equivalents		(9,835)	15,093

Cash and cash equivalents, at the beginning of the period		278,314	359,252

Increase (decrease) in cash and cash equivalents resulting from transfer to assets held for sale	6	1,541	(2,936)

Cash and cash equivalents, at the end of the period		270,020	371,409

See accompanying notes to condensed interim consolidated financial statements.

Notes to Condensed Interim Consolidated Financial Statements

1.	Reporting Entity

NEC Corporation (the “Company” or “NEC”) is a public company incorporated in Japan. NEC and its subsidiaries (collectively, the “NEC Group”) has five segments: Public Solutions business, Public Infrastructure business, Enterprise business, Network Services business, and Global business, all of which are operating segments. For further information regarding these businesses, see Note 5. “Segment Information.”

2.	Basis of Preparation

(1) Compliance with International Financial Reporting Standards

The Company’s condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The term “IFRS” also includes International Accounting Standards (“IAS”) and the related interpretations of the Standard Interpretations Committee (“SIC”) and IFRS Interpretations Committee (“IFRIC”). The Company’s condensed interim consolidated financial statements have been prepared in accordance with IAS 34.

(2) Approval of Financial Statements

The condensed interim consolidated financial statements were approved by Takashi Niino, Representative Director, President and CEO, and Takayuki Morita, Representative Director, Senior Executive Vice President and CFO, on October 29, 2020.

(3) Basis of Measurement

The condensed interim consolidated financial statements have been prepared on historical cost, except for the following important items.

•	Derivatives are measured at fair value.

•	Equity instruments measured at fair value through profit or loss and equity instruments designated as measured at fair value through other comprehensive income

•	Defined benefit asset or liability are recognized using the present value of defined benefit obligations, less the fair value of plan assets.

(4) Functional and Presentation Currency

The condensed interim consolidated financial statements are presented in Japanese yen (“JPY”), which is the functional currency of the Company. All financial information presented in JPY has been rounded to the nearest million JPY, except when otherwise indicated.

3.	Significant Accounting Policies

Significant accounting policies adopted for the six-month period ended September 30, 2020 are consistent with those applied for the previous fiscal year ended March 31, 2020. Income taxes for the six-month period ended September 30, 2020 are calculated using reasonably estimated annual effective tax rate.

4.	Use of Accounting Estimates and Judgments

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make certain judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenues, and expenses. These estimates and assumptions may differ from the actual results.

These estimates and underlying assumptions are reviewed by management on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The judgments, estimates and assumptions including the impact of the COVID-19 pandemic made by management in the process of applying the accounting policies that have a material impact in the condensed interim consolidated financial statements for the six-month period ended September 30, 2020 are principally consistent with those applied for the previous fiscal year ended March 31, 2020.

5.	Segment Information

(1) General information about reportable segments

The reportable segments of NEC Group are determined from operating segments that are identified in terms of similarity of products, services and markets based on business, and are the businesses for which the Company is able to obtain respective financial information separately, and the businesses are investigated periodically in order for the Board of Directors to conduct periodic investigation to determine distribution of management resources and evaluate their business results. The Company has five reportable segments, which are Public Solutions, Public Infrastructure, Enterprise, Network Services, and Global businesses.

Descriptions of each reportable segment are as follows:

Public Solutions business mainly provides Systems Integration (Systems Implementation, Consulting), Maintenance and Support, Outsourcing / Cloud Services, and System Equipment, for Public, Healthcare, and Regional industries.

Public Infrastructure business mainly provides Systems Integration (Systems Implementation, Consulting), Maintenance and Support, Outsourcing / Cloud Services, and System Equipment, for Government, and Media industry.

Enterprise business mainly provides Systems Integration (Systems Implementation, Consulting), Maintenance and Support, Outsourcing / Cloud Services, and System Equipment, for Manufacturing, Retail, Services and Finance industries.

Network Services business mainly provides Network Infrastructure (Core Network, Mobile Phone Base Stations, Optical Transmission Systems, Routers / Switches) and Systems Integration (Systems Implementation, and Consulting), and Services & Management (OSS/BSS, Service Solutions) for telecom market in Japan.

Global business mainly provides Safer Cities (Public Safety, Digital Government), Software Services for Service Providers (OSS/BSS), Network Infrastructure (Submarine Systems, Wireless Backhaul), System Devices (Displays, Projectors), and Energy Storage System.

Notes:

OSS: Operation Support System, BSS: Business Support System

(2) Basis of measurement for reportable segment revenue and segment profit or loss

Segment profit (loss) is measured by deducting amortization of intangible assets recognized as a result of M&A and expenses for acquisition of companies (financial advisory fee and other fees.) from operating profit (loss).

Intersegment revenues are made at amount that approximates arm’s-length prices.

(3) Segment information on revenue, profit or loss by reportable segment

Segment information on revenue, profit or loss by reportable segment for the six-month period ended September 30, 2019 and 2020, are as follows:

Six-month period ended September 30, 2019

	JPY (millions)
	Reportable segments
	Public Solutions	Public Infrastructure	Enterprise	Network Services	Global	Total	Others	Reconciling items	Consolidated total
Revenue:
External customers	207,242	299,218	288,188	214,388	243,265	1,252,301	196,692	—	1,448,993
Intersegment	7,596	2,004	22,921	4,488	206	37,215	5,603	(42,818)	—

Total	214,838	301,222	311,109	218,876	243,471	1,289,516	202,295	(42,818)	1,448,993

Segment profit (loss)	9,893	24,246	25,221	9,138	1,096	69,594	13,888	(28,098)	55,384

Amortization of acquisition-related intangible assets									(8,325)
M&A related expenses									(203)

Operating profit									46,856

Finance income									4,385
Finance costs									(8,733)
Share of profit of entities accounted for using the equity method									3,607

Profit before income taxes									46,115

Six-month period ended September 30, 2020
	JPY (millions)
	Reportable segments
	Public Solutions	Public Infrastructure	Enterprise	Network Services	Global	Total	Others	Reconciling items	Consolidated total
Revenue:
External customers	177,104	281,622	238,109	225,488	219,280	1,141,603	173,427	—	1,315,030
Intersegment	5,347	1,623	20,712	4,226	273	32,181	3,909	(36,090)	—

Total	182,451	283,245	258,821	229,714	219,553	1,173,784	177,336	(36,090)	1,315,030

Segment profit (loss)	4,633	16,595	17,965	6,200	(3,348)	42,045	7,153	(20,162)	29,036

Amortization of acquisition-related intangible assets									(9,062)
M&A related expenses									(1)

Operating profit									19,973

Finance income									3,057
Finance costs									(5,182)
Share of profit of entities accounted for using the equity method									1,515

Profit before income taxes									19,363

Notes:

“Others” mainly includes businesses such as business consulting and package solution services for the six-month period ended September 30, 2019 and 2020.

“Reconciling items” in segment profit (loss) includes amounts not allocated to each reportable segment that consist principally of corporate expenses of 26,558 million JPY and 19,852 million JPY for the six-month period ended September 30, 2019 and 2020, respectively. Corporate expenses are mainly general and administrative expenses and research and development expenses incurred at the headquarters of NEC.

(4) Information about revising reportable segments

From the first quarter of the fiscal year ending March 31, 2021, the Company’s descriptions of the reportable segments have been revised based on a new performance management system and a new organization structure effective as of April 1, 2020.

Under the former organization structure, among the products and services provided by each business unit to customers, products and services managed by other business units were recorded as revenue in the segment to which the business unit managing the products and services belonged. However, sales revenue of products and services are now recorded in the business unit providing products and services to customers.

Along with this, the “System Platform” segment is no longer an operating segment, and, excluding revenue recorded in other operating segments, revenue previously recorded in the “System Platform” segment, is now included in “Others”.

NEC also made segment changes due to organizational reforms and changes in the management system of subsidiaries that have been implemented to accelerate business development related to digital transformation (DX) and strengthen business execution capabilities by integrating businesses with compatibility.

In connection with this revision, segment information for the six-month period ended September 30, 2019 has been reclassified to conform to the presentation of the revised segments for the fiscal year ending March 31, 2021.

(5) Geographical information

Revenues from contract with customers by country or region for the six-month period ended September 30, 2019 and 2020, are as follows:

	JPY (millions)
	2019	2020
Japan	1,082,644	977,515
North America and Latin America	86,358	63,093
Europe, Middle East, and Africa	110,957	106,368
China, East Asia, and Asia Pacific	169,034	168,054

Total	1,448,993	1,315,030

6.	Assets Held for Sale

Major components of assets held for sale and liabilities directly associated with assets held for sale as of March 31 and September 30, 2020, are as follows:

	JPY (millions)
	March 31, 2020	September 30, 2020
Cash and cash equivalents	4,161	7,097
Trade and other receivables	12,349	20,171
Inventories	16,496	13,306
Other assets	8,204	10,938

Assets held for sale	41,210	51,512

	JPY (millions)
	March 31, 2020	September 30, 2020
Trade and other payables	11,786	7,932
Other liabilities	18,347	15,258

Liabilities directly associated with assets held for sale	30,133	23,190

The assets held for sale as of March 31, 2020, consisted of groups of assets and liabilities relating to two subsidiaries, NEC Display Solutions, Ltd. and Showa Optronics Co., Ltd. NEC Display Solutions, Ltd. belongs to the “Global” segment, and the sale of its 66% share is scheduled to close by the end of 2020.

In addition, the assets and liabilities of Nippon Avionics Co., Ltd. (“Nippon Avionics”) were classified as a disposal group held for sale during the fiscal year ended March 31, 2020. NEC sold all of common shares of Nippon Avionics through a cash tender offer.

The assets held for sale as of September 30, 2020, consisted of groups of assets and liabilities relating to two subsidiaries, which is NEC Display Solutions, Ltd. and NEC Financial Services, LLC and one associate, SINCERE Corporation. NEC Display Solutions, Ltd. belongs to the “Global” segment, and the sale of its 66% share is scheduled to close on November 1, 2020. NEC Financial Services, LLC belongs to the “Global” segment, and the sale of its all share is scheduled to close on November 30, 2020. NEC completed the sale of 36.3% share of SINCERE Corporation on October 30, 2020, and SINCERE Corporation is no longer an associate of NEC.

In addition, the assets and liabilities of Showa Optronics Co., Ltd. were classified as a disposal group held for sale during the fiscal year ended March 31, 2020. NEC sold all of shares of Showa Optronics Co., Ltd. on June 1, 2020, and Showa Optronics Co., Ltd. is no longer a subsidiary of NEC.

7.	Equity

(1) Increase in equity due to issuance of new shares and disposal of treasury shares by way of third-party allotment

The board of directors of the Company passed a resolution as of June 25, 2020, to issue 12,376,600 new shares and dispose of 647,000 treasury shares (a total of 13,023,600 shares) at a price of 4,950 JPY per share, or 64,467 million JPY in total, to NTT Corporation by way of third-party allotment. The board of directors also passed a resolution as of the same date, to execute a capital and business alliance agreement with NTT Corporation, and executed the agreement on the same date. The payment for the shares has completed on July 10, 2020.

(2) Breakdown of other components of equity

A breakdown of other components of equity as of March 31 and September 30, 2020, is as follows:

	JPY (millions)
	March 31, 2020	September 30, 2020
Remeasurements of defined benefit plans	(35,326)	(37,448)
Exchange differences on translating foreign operations	(32,415)	(28,768)
Cash flow hedges	(609)	(230)
Equity instruments designated as measured at fair value through other comprehensive income	9,886	26,276

Total	(58,464)	(40,170)

8.	Dividends

(1) Dividends declared for which the effective date falls in the six-month period ended September 30, 2019 and 2020

Six-month period ended September 30, 2019

Resolution	Board of directors on April 26, 2019
Type of shares	Ordinary shares
Total dividends JPY (millions)	10,393
Source of dividends	Retained earnings
Dividends per share (JPY)	40
Record date	March 31, 2019
Effective date	June 3, 2019

Six-month period ended September 30, 2020

Resolution	Board of directors on May 12, 2020
Type of shares	Ordinary shares
Total dividends JPY (millions)	10,393
Source of dividends	Retained earnings
Dividends per share (JPY)	40
Record date	March 31, 2020
Effective date	June 1, 2020

(2) Dividends declared for which the record date is in the six-month period ended September 30, 2020, but the effective date falls in the following period

Resolution	Board of directors on October 29, 2020
Type of shares	Ordinary shares
Total dividends JPY (millions)	10,914
Source of dividends	Retained earnings
Dividends per share (JPY)	40
Record date	September 30, 2020
Effective date	December 1, 2020

9.	Revenue

Disaggregation of revenue

The NEC Group has five reportable segments: Public Solutions, Public Infrastructure, Enterprise, Network Services, and Global.

The revenue disaggregated by type of good or service and the reconciliation of the disaggregated revenue with the five reportable segments for the six-month period ended September 30, 2019 and 2020, are as follows:

Six-month period ended September 30, 2019

	JPY (millions)
	Reportable segments						Others	Consolidated Total
	Public Solutions	Public Infrastructure	Enterprise	Network Services	Global	Total
Contracts for hardware and packaged software deployments	79,493	125,998	81,539	67,497	82,137	436,664	94,056	530,720
Contracts for services to customers (including maintenance and outsourcing)	70,295	47,625	115,142	85,831	98,201	417,094	61,035	478,129
Contracts for system integrations and equipment constructions	57,454	125,595	91,507	61,060	62,927	398,543	41,601	440,144

Total	207,242	299,218	288,188	214,388	243,265	1,252,301	196,692	1,448,993

Six-month period ended September 30, 2020
	JPY (millions)
	Reportable segments						Others	Consolidated Total
	Public Solutions	Public Infrastructure	Enterprise	Network Services	Global	Total
Contracts for hardware and packaged software deployments	53,180	124,470	58,170	61,212	60,462	357,494	77,838	435,332
Contracts for services to customers (including maintenance and outsourcing)	69,952	52,846	107,568	97,308	80,393	408,067	56,800	464,867
Contracts for system integrations and equipment constructions	53,972	104,306	72,371	66,968	78,425	376,042	38,789	414,831

Total	177,104	281,622	238,109	225,488	219,280	1,141,603	173,427	1,315,030

The above disaggregated revenue information for the six-month period ended September 30, 2020 has been restated to conform to the current segment composition reflecting a new performance management system and a new organization structure effective April 1, 2020.

10.	Finance Income and Finance Costs

Components of finance income and finance costs for the six-month period ended September 30, 2019 and 2020, are as follows:

	JPY (millions)
	2019	2020
Finance income
Interest income	825	419
Dividend income	3,186	2,368
Other	374	270

Total	4,385	3,057

Finance costs
Interest expenses	4,768	4,142
Foreign exchange losses, net	2,511	112
Other	1,454	928

Total	8,733	5,182

Interest income arises from financial assets measured at amortized cost. Dividend income arises from equity instruments designated as measured at fair value through other comprehensive income. In addition, interest expenses arise from financial liabilities measured at amortized cost and lease liabilities.

11.	Earnings Per Share

The calculation of basic earnings per share (“EPS”) and diluted EPS has been based on the following net profit attributable to ordinary shareholders of the parent company for the six-month period ended September 30, 2019 and 2020:

Six-month period ended September 30, 2019 and 2020

	JPY (millions)
	2019	2020
Net profit attributable to owners of the Parent	29,162	11,008
Net profit attributable to ordinary shareholders of the Parent to calculate basic EPS	29,162	11,008
Net profit attributable to ordinary shareholders of the Parent after adjustment for the effects of dilutive potential ordinary shares	29,162	11,008
Weighted-average number of ordinary shares to calculate basic EPS (in thousands of shares)	259,691	265,082

Weighted-average number of ordinary shares (diluted) (in thousands of shares)	259,691	265,082
Basic EPS (JPY)	112.30	41.53
Diluted EPS (JPY)	112.30	41.53

Net Profit attributable to ordinary shareholders of the Parent after adjustment for the effects of dilutive potential ordinary shares includes the effect of share options issued by Japan Aviation Electronics Industry, Limited, a subsidiary of the Company.

The calculation of basic EPS and diluted EPS has been based on the following net profit attributable to ordinary shareholders of the parent company for the three-month period ended September 30, 2019 and 2020:

Three-month period ended September 30, 2019 and 2020

	JPY (millions)
	2019	2020
Net profit attributable to owners of the Parent	25,897	16,010
Net profit attributable to ordinary shareholders of the Parent to calculate basic EPS	25,897	16,010
Net profit attributable to ordinary shareholders of the Parent after adjustment for the effects of dilutive potential ordinary shares	25,897	16,010
Weighted-average number of ordinary shares to calculate basic EPS (in thousands of shares)	259,678	269,234

Weighted-average number of ordinary shares (diluted) (in thousands of shares)	259,678	269,234
Basic EPS (JPY)	99.73	59.47
Diluted EPS (JPY)	99.73	59.47

Net Profit attributable to ordinary shareholders of the Parent after adjustment for the effects of dilutive potential ordinary shares includes the effect of share options issued by Japan Aviation Electronics Industry, Limited, a subsidiary of the Company.

12.	Financial Instruments

Fair value measurement of financial instruments

The carrying amounts and fair values of financial assets and liabilities as of March 31 and September 30, 2020, are as follows:

	JPY (millions)
	March 31, 2020		September 30, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities measured at amortized cost:
Bonds	199,596	200,425	179,512	180,257
Long-term borrowings	220,219	220,879	237,134	237,725

The financial instruments whose fair value is determined to be close or equal to the carrying amount are excluded from the chart above. The financial instruments regularly measured at fair value but equal to the carrying amount are also excluded from the chart above.

Basis of the fair value measurement for financial instruments

Cash and cash equivalents, trade and other receivables, trade and other payables, and accruals: The fair value is determined as equal or close to the carrying amount since they are to be settled in a short term.

The fair value of loans is measured by discounting estimated future cash flows to the present value based on an interest rate that takes into account the remaining period to the maturity date and credit risk.

Among equity instruments designated as measured at fair value through other comprehensive income, and equity instruments measured at fair value through profit or loss, the fair value of listed equity instruments is determined using a quoted market price at an exchange. The fair value of equity securities with no active market is measured mainly by using the comparable company valuation method or other appropriate valuation methods. Price book-value ratio (PBR) of a comparable company is used as a significant unobservable input in the fair value measurement of the equity securities with no active market. The fair value increases (decreases) as the PBR of a comparable company rises (declines).

Among the fair values of derivative assets and liabilities, forward exchange contracts are determined using quoted forward exchange rates at the end of the fiscal year, while interest rate swaps are calculated as the present value of the estimated future cash flows based on the interest rate at the end of the reporting period.

The fair values of short-term borrowings and long-term borrowings (current portion) are determined as the carrying amount, as the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments. The fair value of long-term borrowings (excluding the current portion) is calculated as the present value of the estimated future cash flows, based on the expected interest rate at which a similar new borrowing was made.

The fair value of bonds is determined based on the quoted market price in a non-active market.

Fair value hierarchy

Hierarchy and classification used for the fair value measurement for financial assets and liabilities measured at fair value are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities

Level 2: Inputs other than quoted prices classified into Level 1 that are observable for the financial asset or liability, either directly or indirectly

Level 3: Unobservable inputs that are not based on observable market data

The NEC Group recognizes transfers between levels of the fair value hierarchy when a triggering event of the change has occurred.

Financial assets classified into Level 3 mainly consist of unquoted equity instruments. The fair value of significant unquoted equity instruments is measured by using the comparable company valuation method or other appropriate valuation methods. For the financial assets classified into Level 3, changes of unobservable inputs to reasonably possible alternative assumptions are not expected to cause significant changes in the fair value of those financial assets. Further, fair value measurements of financial assets and liabilities classified into Level 3 are reviewed and approved by the personnel responsible based on relating internal regulations.

Financial assets and liabilities measured at fair value on a recurring basis by fair value category as of March 31 and September 30, 2020, are as follows:

	JPY (millions)
As of March 31, 2020	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value through profit or loss	—	1,578	10,531	12,109
Equity instruments designated as measured at fair value through other comprehensive income	94,273	—	72,952	167,225
Financial liabilities measured at fair value through profit or loss	—	1,058	—	1,058

	JPY (millions)
As of September 30, 2020	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value through profit or loss	—	1,201	9,825	11,026
Equity instruments designated as measured at fair value through other comprehensive income	120,573	—	73,856	194,429
Financial liabilities measured at fair value through profit or loss	—	656	—	656

There were no significant financial assets or liabilities that were transferred between levels during the six-month period ended September 30, 2019 and 2020, and there were no significant changes in Level 3 assets measured at fair value on a recurring basis for the six-month period ended September 30, 2019 and 2020.

13.	Subsequent Events

Conclusion of a stock purchase and sale contract

The board of directors of the Company passed a resolution as of October 3, 2020 to acquire all of the shares of WP/AV CH Holdings I B.V. (“WP/AV CH Holdings I”), which owns 100% share of Avaloq Group AG (“Avaloq”), a leading Swiss financial software company. This resolution is accompanied with the conclusion of a stock purchase and sale contract with Avaloq’s shareholding association, and a shareholder of WP/AV CH Holdings I that is indirectly wholly owned by funds managed by Warburg Pincus LLC.

Overview of this acquisition is as follows:

(1) Purpose of Acquisition

The acquisition of Avaloq will provide NEC with digital finance software and domain knowledge as it enters into the field globally and strengthens its business in the digital government field.

(2) Amount of Acquisition

The acquisition is expected to be worth 2.05 billion Swiss francs (approximately 236.0 billion JPY).

(3) Schedule of Acquisition

The acquisition is expected to be executed by April 2021.